EXHIBIT 20





                         Media Relations:         Investor Relations:
                         Roger W. W. Baker        Daniel A. Conforti
                         (203) 698-5148           (203) 698-5132




           AMERICAN BRANDS FIRST QUARTER E.P.S. UP 17%
                   BEFORE EXTRAORDINARY ITEMS;
     EXPECTS GOOD SECOND QUARTER AND FULL YEAR E.P.S. GROWTH


Old Greenwich, CT, April 22, 1996 -- American Brands, Inc. (NYSE-

AMB) today announced that earnings per Common share rose 17% to

70 cents for the quarter ended March 31, 1996, compared with 60 cents in the first quarter of 1995.  Fully diluted earnings per share rose 15% to 68 cents.  The 1996 figures exclude an

extraordinary charge of 6 cents per share ($10 million) in

connection with the redemption of two debenture issues.

     Net sales, excluding businesses sold in 1995, rose 8% to

$2.7 billion.  Last year, U.K. retailing and housewares

operations, which generated substantial sales but a small net loss in the 1995 quarter, were sold.  Including the disposed businesses, sales declined 2%.  Income before the $10 million extraordinary charge increased 6% to $124 million; including the extraordinary charge, net income declined 2%.

     Fluctuations in exchange rates for foreign currencies,

primarily the British pound, adversely affected sales, net income and E.P.S. by $61 million, $3 million and 2 cents,

respectively, for the quarter.  Conversely, a 9% decline in

average primary Common shares outstanding and an 11% decline in average fully diluted shares benefited E.P.S. by 6 and 8 cents,

respectively.

     Chairman and Chief Executive Officer Thomas C. Hays noted

that "we're off to a fine start in 1996, building on 1995's

strong progress with a 17% gain in earnings per share.  Operating company contribution was up in every category in the quarter,

with the exception of a previously anticipated decline in

hardware and home improvement.  Leading the charge were the golf brands, with a 60% surge benefiting from the addition of Cobra,

which was acquired in January.

     "Since the acquisition, I have been delighted as I have seen the depth and quality of the organization, the market's

acceptance of the new King Cobra Ti titanium line and the

exciting new products in the pipeline.  We are extremely

encouraged about Cobra and its prospects.

     "At American Brands, we're advancing confidently towards our vision of being recognized as one of the most successful consumer products companies in the world.  This progress is driven by great brands, great marketing and great earnings.

     "Our confidence is backed by an array of leading consumer

brands, 18 of which generate annual sales over $100 million, many exciting new products, powerful distribution capabilities, and tremendous financial resources.

     "In combination, these give us enormous flexibility to build value for stockholders, and we are aggressively utilizing our resources.  In the quarter, we acquired Cobra Golf for about $715 million, adding a premier position in golf clubs to complement

Titleist, the number 1 golf ball brand, and Foot-Joy, the number

1 golf shoe and golf glove.

     "We redeemed $300 million in debentures during the quarter,

including a $150 million 7-5/8% convertible issue that reduced fully diluted shares by 2.8 million.  We expect these redemptions to reduce future interest costs.  We also repurchased 2 million shares of Common stock.  Together, these actions reduced fully diluted shares by 4.8 million, or 3%, in the quarter, following a

14% reduction during 1995.

     "All these steps continued our strategy of balancing the

immediate benefit to stockholders of share reduction with the growth benefit of brand building.  Even with these decisive steps and reflecting the benefit of our tremendous cash flow, our total-

debt-to-capital ratio at the end of the quarter was a very

favorable 39%, giving us considerable flexibility for the future.

     "We are continuing to consider complementary acquisitions

that, like Cobra, would build on our strong brand positions and accelerate our long-term earnings outlook.  Depending on

investment needs and opportunities as well as market conditions,

we will also consider further share repurchases.

      "Near-term, the most significant challenge remains economic conditions in our principal markets.  Reflecting consumer and trade caution, conditions have been uneven, particularly for the hardware and office products brands.  Foreign exchange is also a consideration, with the British pound trading around $1.51,

compared with an average of $1.58 last year.  Conversely, price increases have been implemented in most categories and raw

material costs are generally declining from their 1995 highs.

     "For 1996, we anticipate a good second quarter and another good year.  Our expectation for this year as well as our long-

term goal -- assuming exchange rate stability and a satisfactory economic and pricing environment -- is to generate E.P.S. growth in the range of 10%.  In line with that goal, we are focusing on returns, and we are expecting higher return on net operating assets over the next several years in every category."



                        Brand Highlights



:::International Tobacco:::

     Gallaher, the U.K. market leader, again achieved solid

growth.  In sterling, sales were up 14%, and contribution was up

5%.  In dollars, sales and contribution were up 10% and 1%,

respectively.  The contribution increase was achieved in spite of substantial new product introduction investment.

     Gallaher's worldwide cigarette volume was up 8.7%, led by a

9% increase in the United Kingdom home market.  Gallaher achieved growth in all other major markets, as well. Volume was up 5% in continental Europe, led by a 23% increase in France, benefiting from the successful introduction of Benson and Hedges American

Blend.  In the former Soviet Union, volume surged 73% off a soft quarter last year.  And, in Ireland, where Gallaher is the market leader, volume was up 11%, backed by another gain in market

share.

     In the U.K., volume benefited from shifts in trade buying

patterns relating to the government budget announcements at the end of 1994 and 1995 and to an April 1, 1996 price increase as well as from a new product launch.  Contribution also benefited from an April 1995 price increase and improved productivity.

     Gallaher's brands' overall share of estimated consumer sales remained steady at about 39%.  Gallaher's share of the premium sector, which is modestly declining but represents nearly half the total market, reached an estimated 54%, led by an increase to an estimated 30% share of the sector for Benson and Hedges, the number 1 cigarette brand in the U.K.  Benson and Hedges is

benefiting from the highly successful Gratis promotional program,

and, in the quarter, it again held its share of the overall

market.

     In the growing low-price sector, which now accounts for

about 26% of the market, Mayfair's share increased from 5.2% to an estimated 6.5%.  To add further weight to Gallaher's presence in this sector, Sovereign King Size from Benson and Hedges was launched at the beginning of March.  The introduction is being supported by substantial advertising and promotional programs.

Excellent distribution has been achieved, and initial indications of consumer acceptance are encouraging.

     Although the lower exchange rate for the British pound is

adversely affecting translation of results into dollars, we

expect continued solid contribution growth in sterling and very strong cash flow from Gallaher's brands for the full year.



:::Distilled Spirits:::

     Contribution for the distilled spirits brands was up

slightly.  These brands are now under a single worldwide

management structure, JBB Worldwide.  The initial priority is to fully capitalize on the global strengths of the combined brand portfolio.  Further opportunities include exploiting distribution and bottling capabilities around the world and utilizing combined expertise to enhance product development, marketing and

operations.

     JBB's worldwide case volume was virtually flat, with growth in international markets offsetting a decline in North America.

Gains in volume and market share were achieved in Australia, the largest export market.  In neighboring New Zealand, Jim Beam bourbon has just become the largest selling distilled spirit of any kind.  Worldwide Scotch sales were up, with export growth more than offsetting a decline in the U.K.

     In North America, profitability has been enhanced through

the introduction of high margin new products.  After Shock, a highly successful cinnamon liqueur introduced last April,

continued to achieve strong growth in shipments and depletions,

contributing to a worldwide margin increase in the quarter.

Avalanche Blue, a new peppermint liqueur, will be introduced to consumers in the second quarter, and initial trade response has been excellent.  Other forthcoming new product introductions include Cheri-Beri Pucker and Grape Pucker, two new sweet and sour fruit flavored schnapps products within the highly

successful and profitable DeKuyper cordial line.  Jacob's Well,

which is being introduced as the world's first Micro-Bourbon, is produced by a unique aging process called Twice-Barreled.

     During the quarter, North American sales and marketing were realigned to increase focus on high margin products and "on-

premise" distribution.

     Price competition remains intense in many major markets

including the U.S. and U.K., and agricultural commodity costs have been rising, countering the trend for most raw materials.

In this situation, aggressive price increases were taken on

selected distilled spirits brands in the U.S., U.K. and other markets during the quarter.

     With continuing efforts to improve margins, we anticipate a small increase in distilled spirits contribution in 1996, even after adding back a one-time $17.8 million charge in 1995.



:::Hardware and Home Improvement Products:::

     As anticipated, contribution from the hardware and home

improvement brands declined 6% compared with a particularly

strong year-ago quarter and also reflecting the severe weather in the northeastern U.S.  Sales were flat in comparison with last year's strong quarter, as the bad weather this year significantly impacted both retail sales and new construction and remodeling.

Sales comparisons improved substantially as the quarter

progressed.

     Moen, the leading faucet brand in North America, achieved

solid increases in consumer awareness and intent to purchase,

reflecting sharply enhanced and highly effective advertising.

The Super Bowl commercial for Master Lock, the number 1 padlock brand in the world, again generated enormous exposure,

contributing to record sales for Master Lock door locks as well as padlocks.  Waterloo, the world leader in tool storage,

received its 15th consecutive Partners in Progress Award from

Sears, its largest customer.  Waterloo is one of only two of the

10,000 suppliers to Sears to receive this award every year since its inception.

     Even though raw material prices remain higher than a year

ago, adversely affecting margins in the quarter, these costs have generally declined from the peaks reached late last year.

Margins should also benefit from increases in North American faucet prices implemented during the quarter.  Investment in continuous flow manufacturing helped reduce inventories over the past 12 months by 12% at Moen and by 25% at Aristokraft, which is number two in kitchen and bath cabinets.

     A joint venture to produce Moen faucets for the huge Chinese market started production in January.  Following successful

launches in Guangzhou, where the joint venture is located, and in

Shanghai, the Moen brand was introduced in Beijing in late March.

     Overall, we were encouraged by last week's strong U.S.

housing report, with March housing starts up nearly 17%, though we note that mortgage interest rates have increased by around 1 percentage point since January.  Assuming a favorable economic and housing market environment, we expect resumed growth in

contribution from the hardware and home improvement brands in the second quarter and solid growth for the full year.



:::Office Products:::

     For ACCO, the world leader in office supplies, contribution was up 11% to a record.  Results for the quarter were affected by the 1995 divestiture of an office furniture operation, adverse currency translation and other factors.  On an underlying basis,

sales were slightly ahead, and even though contribution would have been up somewhat less than reported, the operating margin expanded.

     The soft sales performance reflected widespread trade

inventory reductions in North America in January along with the severe weather.  Sales comparisons strengthened in February and improved further in March, though some customers are continuing to reduce their inventories.

     In spite of the soft sales, ACCO successfully reduced its

own inventories for the third quarter in a row, reflecting

continued emphasis on improving return on assets.  Gross margin,

which had been under pressure throughout 1995, turned up in the first quarter, reflecting the benefits of continued restructuring and price increases implemented throughout 1995.

     For the quarter, strong sales gains were achieved in

Australia, Canada, continental Europe and Mexico.  The

distribution of Day-Timer time management products into the

retail and commercial channels continued to generate fast sales growth for that brand.  The software-based Day-Timer Organizer was ranked in a recent major survey as the best selling personal information manager (PIM); a CD-ROM version with substantial enhancements will begin shipping this week.

     Computer-related supplies is one of the fastest growing

office products categories.  In Europe, these product offerings are being aggressively expanded with strong emphasis on

attractive consumer packaging, and we're consolidating most of these products in North America under the Kensington brand name.

Kensington achieved double-digit sales and contribution growth in the quarter.

     The office products brands have been achieving sustained

growth in contribution.  With their superior customer service,

strong international presence, excellent position with a

consolidating customer base and streamlined operating structure,

we expect another excellent year.



:::Golf:::

     As noted, contribution surged 60%, reflecting the addition of the Cobra brand, with continued strong volume performance by the Titleist, Pinnacle and Foot-Joy brands.  Golf products

generated 13% of consolidated contribution in the quarter,

compared with 8% a year ago.

     All brands achieved excellent growth.  Worldwide, golf ball unit sales were up over 5%.  Titleist continues to be the ball of choice in professional golf.  70 out of the top 100 players in the most recent Sony world ranking play Titleist.  At the

recently completed Masters, Titleist was the most played golf ball with 62 players, nearly five times as many as any other ball.  Year to date, Titleist has 27 tournament wins on the men's professional tours, nearly four times its nearest competitor.

The Titleist HP2 Tour and HP2 Distance were introduced in January as Titleist's latest entries into the high-performance, two-piece construction sector and have achieved tremendous acceptance,

representing 11% of total first quarter golf ball unit sales.

Titleist golf clubs continued to build their strong position with their unique custom fitting program, posting a volume increase of more than 5% in the quarter.

     The Pinnacle brand also achieved a solid gain, with golf

ball volume up 11%.

     Cobra, which was acquired on January 24, is performing well.

The King Cobra iron ranks as the number 1 iron, overall, as well as the number 1 oversize iron in the very competitive U.S.

market.  In the first calendar quarter, 600,000 King Cobra irons were shipped.  The King Cobra Ti metal wood, "The Game's Most

Powerful Element," began shipping in the quarter, and a robust backlog is expected to contribute to a very strong second

quarter.

     In metal woods, golfers are now indicating an overwhelming preference for titanium, and the King Cobra Ti is a great

product, positioned perfectly to capitalize on this demand.  It is the right product at the right price and at the right time.

Around 80% of metal wood sales are loose, or single, clubs, but

Cobra's strength has been in full sets.  The new Ti metal woods greatly strengthen Cobra's ability to compete on a highly

proactive basis in the loose clubs segment with the major wood manufacturers, and the early sell-through results are very

encouraging.

     Foot-Joy brand sales were up 10% in the quarter. Foot-Joy

golf shoe unit shipments also rose 10%, led by the new Soft-Joys

Sierra and the recently introduced Aqua-Lites.  On the

professional tours, Foot-Joy is entering its 50th year as the number 1 golf shoe.

     Overall, we expect substantial growth in contribution

throughout 1996 from the golf brands, principally reflecting the addition of Cobra but also reflecting continued strong growth from the Titleist, Pinnacle and Foot-Joy brands.

                        *    *    *    *

     Headquartered in Old Greenwich, Connecticut, American Brands

is an international consumer products holding company.  Its

operating companies have powerhouse brands and leading market positions.  Major distilled spirits brands sold by units of JBB

Worldwide, Inc. include Jim Beam and Old Grand-Dad bourbons,

DeKuyper cordials and Whyte & Mackay Scotch.  MasterBrand

Industries has leading hardware and home improvement brands

including Moen faucets, Master locks and Aristokraft cabinets.

ACCO World Corporation's major office product brands include

Day-Timer and Swingline.  Acushnet Company's golf brands include

Titleist, Cobra, Pinnacle and Foot-Joy.  Gallaher Limited sells tobacco products, principally in Europe, where its major brands include Benson and Hedges and Silk Cut.



                              # # #


                              AMERICAN BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)
                                   (Unaudited)

                                          Three Months Ended March 31,
                                          1996        1995     % Change
                                        --------    --------   --------
Net Sales                               $2,737.9    $2,792.5      (2.0)
                                        --------    --------   --------
    Cost of sales                        2,059.2     2,104.2      (2.1)

    Advertising, selling, general
         and administrative expenses       398.5       424.2      (6.1)

   Amortization of intangibles              25.3        24.1       5.0

   Interest and related expenses            45.4        46.0      (1.3)

   Other (income) expenses, net              2.0        (7.1)        -
                                        --------    --------   --------
Income Before Income Taxes                 207.5       201.1       3.2

    Income taxes                            83.4        84.5      (1.3)
                                        --------    --------   --------
Income Before Extraordinary Items          124.1       116.6       6.4

    Extraordinary  items                   (10.3)          -         -
                                        --------    --------   --------
Net Income                                 113.8       116.6      (2.4)
                                        ========    ========   ========
Earnings Per Common Share

    Primary

   Income before extraordinary items       $0.70       $0.60      16.7

   Extraordinary  items                    (0.06)          -         -
                                        --------    --------   --------
   Net income                              $0.64       $0.60       6.7
                                        ========    ========   ========
    Fully diluted

   Income before extraordinary items       $0.68       $0.59      15.3

   Extraordinary  items                    (0.06)          -         -
                                        --------    --------   --------
   Net income                              $0.62       $0.59       5.1
                                        ========    ========   ========



Average Common Shares Outstanding

  Primary                                  177.7       194.5      (8.6)

  Fully diluted                            183.9       206.6     (11.0)


                                 (NOTES FOLLOW)

                              AMERICAN BRANDS, INC.

NOTES:

(1) Net sales by business segment for the three months ended March 31, 1996 are as follows (in millions):

                                       1996         1995       %Change
                                     --------     --------     -------
     International Tobacco (a)       $1,682.8     $1,523.1       10.5

     Distilled Spirits (a)              246.4        255.2       (3.4)

     Hardware & Home Improve. Prods.    321.3        322.3       (0.3)

     Office Products                    277.6        285.5       (2.8)

     Golf & Leisure Products (b)        209.8        149.9       40.0
                                    --------     --------     -------
                                      2,737.9      2,536.0        8.0

     Businesses Disposed (c)                -        256.5          -
                                     --------     --------     -------
                                     $2,737.9     $2,792.5       (2.0)
                                     ========     ========     =======

     Operating company contribution by business segment for the three months ended March 31, 1996 are as follows (in millions):

                                      1996         1995       %Change
                                    --------     --------     -------
     International Tobacco            $150.2       $148.8        0.9

     Distilled Spirits                  36.2         35.8        1.1

     Hardware & Home Improve. Prods.    50.3         53.5       (6.0)

     Office Products                    24.9         22.5       10.7

     Golf & Leisure Products (b)        38.0         23.7       60.3
                                    --------     --------     -------
                                       299.6        284.3        5.4

     Businesses Disposed (c)               -          2.0          -
                                    --------     --------     -------
                                      $299.6       $286.3        4.6
                                    ========     ========     =======

    (a) Federal and foreign excise taxes included in net sales and cost of sales for the three months ended March 31 are as follows (in millions):

                                       1996            1995
                                     --------        --------
           International Tobacco     $1,312.7        $1,175.9
           Distilled Spirits             86.2           101.8
                                     --------        --------
                                     $1,398.9        $1,277.7
                                     ========        ========

    (b) In January 1996, the Company acquired Cobra Golf Incorporated for an aggregate cost of approximately $715 million in cash, including fees and expenses. These costs exceeded the fair value of net assets acquired by approximately $650 million. Cobra's operations have been included in consolidated results from the date of acquisition.

    (c) Businesses Disposed include the results of operations of nonstrategic other businesses, principally U.K.- based Retail distribution (Forbuoys sold July 24, 1995) and Housewares (Prestige sold May 2,
          1995).
                              AMERICAN BRANDS, INC.

NOTES (CONCLUDED):

(2) On March 5, 1996, the Company redeemed its $150 million 7- 5/8% Eurodollar Convertible Debentures, Due 2001 at a redemption price of 103.8125% of the principal amount plus accrued interest. On March 1, 1996, the Company redeemed its $150 million 9-1/8% Debentures, Due 2016 at a redemption price of 104.4375% of the principal amount plus interest. In connection with the redemptions, the Company recorded an extraordinary items charge of $10.3 million ($15.8 million pretax), or six cents per Common share, and reduced the number of fully diluted shares outstanding by 2.8 million.

(3) The Company and its subsidiaries are defendants in various lawsuits associated with their business and operations, including actions based upon allegations that human ailments have resulted from tobacco use. It is not possible to predict the outcome of the pending litigation, but management believes that there are meritorious defenses to the pending actions and that the pending actions will not have a material adverse effect upon the results of operations, cash flow or financial condition of the Company. These actions are being vigorously contested.

     On December 22, 1994, the Company sold The American Tobacco Company subsidiary to Brown & Williamson Tobacco Corporation, a wholly-owned subsidiary of B.A.T Industries p.l.c. In connection with the sale, Brown & Williamson Tobacco Corporation and The American Tobacco Company agreed to indemnify the Company against claims arising from smoking and health and fire safe cigarette matters relating to the tobacco business of The American Tobacco Company.

(4) This press release contains statements relating to future results which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, competitive product and pricing pressures, the impact of excise tax increases with respect to international tobacco and distilled spirits, regulatory developments, the uncertainties of litigation, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

                              AMERICAN BRANDS, INC.
                             CONDENSED CONSOLIDATED
                                  BALANCE SHEET
                                  (In millions)

                                                March 31   December 31,
                                                  1996         1995
Assets                                         (Unaudited)
   Current Assets
      Cash and Cash Equivalents                    $153.8       $139.9
      Accounts Receivable, Net                    1,784.4        984.4
      Inventories                                 1,321.0      1,840.2
      Other Current Assets                          213.4        199.5
                                                 --------     --------
        Total Current Assets                      3,472.6      3,164.0

   Property, Plant and Equipment, Net             1,128.8      1,137.3
   Intangibles Resulting From
     Business Acquisitions                        3,930.3      3,305.2
   Other Assets                                     418.2        414.7
                                                 --------     --------
 Total Assets                                    $8,949.9     $8,021.2
                                                =========    =========
Liabilities and Stockholders' Equity

   Current Liabilities
      Short-Term Debt                              $896.9       $297.4
      Current Portion - Long-term Debt               62.6        413.4
      Other Current Liabilities                   2,157.9      1,700.5
                                                 --------     --------
        Total Current Liabilities                 3,117.4      2,411.3

   Long-Term Debt                                 1,464.6      1,154.6
   Other Long-Term Liabilities                      576.2        578.1
                                                 --------     --------
        Total Liabilities                         5,158.2      4,144.0
 Stockholders' Equity                             3,791.7      3,877.2
                                                 --------     --------
 Total Liabilities and Stockholders' Equity      $8,949.9     $8,021.2
                                                =========    =========